SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

First Niles Financial, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33582N 10 6

(CUSIP Number)

George J. Swift
c/o First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446
(330) 652-2539

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D/A

CUSIP No. 553519-10-9

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George J. Swift

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) __

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS PF

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) __

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0 (excludes 11,148 shares subject to option)

	8.	SHARED VOTING POWER 50,235

	9.	SOLE DISPOSITIVE POWER 0 (excludes 11,148 shares subject to option)

	10.	SHARED DISPOSITIVE POWER 50,235

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,383 (includes 11,148 shares subject to option)

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%

	14.	TYPE OF REPORTING PERSON IN

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This Amendment amends the reporting persons statement on Schedule 13D/A filed with the SEC on August 4, 2003 relating to the common stock, par value $0.01 per share, of First Niles Financial, Inc. (the "First Niles"), a corporation organized under the laws of the state of Delaware. Except as stated in this Amendment, there has been no change in the information previously reported.

Item 5. Interest in Securities of the Issuer

            (a)     Mr. Swift beneficially owns an aggregate of 61,383 shares of Common Stock, constituting 4.4% of the number of shares of such Common Stock outstanding as of September 26, 2003. The decrease from 5.4% to 4.4% of the outstanding Common Stock beneficially owned by Mr. Swift occurred as a result of the sale of 16,440 shares of Common Stock by him since August 4, 2003.

            (b)     With respect to the 61,383 shares of Common Stock owned beneficially by Mr. Swift, such amounts include:

(1)	31,535 shares held in a trust for which Mr. Swift and his spouse Marilyn Swift are co-trustees. Mr. Swift is deemed to have shared voting and dispositive power over these shares. Mrs. Swift, who's address is c/o First Niles Financial, Inc., 55 North Main Street, P.O. Box 311, Niles, Ohio 44446, is currently retired. During the last five years, Mrs. Swift has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Swift is a citizen of the United States of America.

(2)	18,700 shares of Common Stock allocated to Mr. Swift's ESOP account over which Mr. Swift has shared voting and shared dispositive power.
(3)	An option to purchase 11,148 shares of Common Stock over which Mr. Swift has no voting or dispositive power, but which upon exercise, Mr. Swift will have sole voting and dispositive power.

            (c)     During the 60-day period prior to the date of this filing, Mr. Swift effected the following transactions on the open market through a broker:

  On August 1, 2003, 2,000 shares of Common Stock were sold by Mr. Swift at a per share price of $16.05.
  On August 4, 2003, 1,000 shares of Common Stock were sold by Mr. Swift at a per share price of $16.10.
  On August 29, 2003, 5,000 shares of Common Stock were sold by Mr. Swift at a per share price of $16.05.
  On September 8, 2003, 5,000 shares of Common Stock were sold by Mr. Swift at a per share price of $16.05.
  On September 12, 2003, 2,200 shares of Common Stock were sold by Mr. Swift at a per share price of $16.05.
  On September 22, 2003, 1,000 shares of Common Stock were sold by Mr. Swift at a per share price of $16.75.
  On September 23, 2003, 240 shares of Common Stock were sold by Mr. Swift at a per share price of $16.75.

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            The sale of the Common Stock by Mr. Swift were for the purposes of diversifying his holdings and paying applicable taxes.

            (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Swift, except for the 18,700 shares held in Mr. Swift's ESOP account.

            (e)     Based upon the shares beneficially owned by Mr. Swift, he no longer owns 5% or more of the outstanding shares of First Niles. The decrease from 5.4% to 4.4% of the outstanding Common Stock beneficially owned by Mr. Swift occurred as a result of the sale of 16,440 shares of Common Stock by him since August 4, 2003. See paragraph 5(c) above.

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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 2, 2003	/s/ George J. Swift George J. Swift

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